UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

BEVSYSTEMS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

088255 20 3

(CUSIP Number)

501 Brickell Key Drive, Suite 203
Miami, Florida  33151

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Richard I. Anslow, Esq. Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

FEBRUARY 5, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		KNIGHTSBRIDGE HOLDINGS, LLC

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)	X

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	OO

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Florida Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	728,117

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	728,117

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	728,177

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	6.59%

	(14)	Type of Reporting Person:	CO

ITEM 1.      SECURITY ISSUER.

BevSystems International, Inc.
Common Stock, no par value
501 Brickell Key Drive, Suite 203
Miami, Florida  33151

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Knightsbridge Holdings, LLC

(b)	Residence or business address:	2999 NE 191 Street, Penthouse 2 Aventura, Florida 33180

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Knightsbridge Holdings, LLC principal business is as a private financial and management advisory firm specializing in business growth and funding strategies, mergers and acquisitions, divestitures, and strategic management services.

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	During the last five years, neither Knightsbridge nor any of Knightsbridge's managing members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	Same as (d)

(f)	Citizenship.	Florida limited liability corporation

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Knightsbridge Holdings, LLC, the Reporting Person, acquired 718,553 shares of Issuer directly from the Issuer pursuant to the consulting agreement dated January 15, 2003 and the services provided to the Issuer thereto.

ITEM 4.      PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was part of a consulting agreement with the Issuer in which the Reporting Person is providing services in the areas of financial, strategic and related development growth.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Knightsbridge acquired 718,553 of the issued and outstanding common shares of the Issuer. After Knightsbridge's acquisition, such amount represented 6.59% of the total issued and outstanding common shares of the Issuer since Knightsbridge previously owned 9,564 shares of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2003

Date

/s/  Alyce Schreiber

Signature

Alyce Schreiber, Managing Member

Name and Title